Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

								Date September 15, 2005


Mr. George C. Platt
President and Chief Executive Officer
ViewCast.com, Inc.
17300 Dallas Parkway
Suite 2000
Dallas, TX 75248

	Re:	ViewCast.com, Inc.
      Form 10-KSB/Aor Fiscal Year Ended December 31, 2004
      Filed May 2, 2005
		File No. 0-29020

Dear Mr. Platt:

	We have reviewed your letter dated August 26, 2005 and have the following comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Form 10-KSB/A
Financial Statements, page F-1
Intangible Assets and Amortization, page 29

1. Please reconcile for us the carrying value of DCi of $2,420,000 at
December 31, 2004, reported in your response to comment 1, and the total amount of DCi assets of $5,113,777 reported in Note 13.

2. Please explain to us the nature and facts and circumstances of the
October 2004 written purchase offer. Tell us the extent of negotiations, whether the offer was preliminary and, how the purchaser determined the amount of the $5 million offer if known by management. Also, please explain to us specifically what they offered to purchase. If this offer contemplated the acquiror assuming liabilities, please explain the nature of these liabilities in quantified detail. If the offer did not contemplate the assumption of liabilities, please explain how management considered this fact when performing step 1 of its goodwill impairment test.






*    *    *    *






      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. George C. Platt
President and Chief Executive Officer
ViewCast.com, Inc.
September 15, 2005
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